

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via E-mail
Natalia Belykh
President & Principal Executive Officer
Benaco, Inc.
K Cervenemu Vrchu 845/2b, Apt. 223
Prague 6, Czech Republic 160 00

> **Re:** **Benaco, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-173476**

Dear Ms. Belykh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business selling Bohemian crystal chandeliers. We note that you have had no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2. Please revise your disclosure to clarify the amount of capital necessary for you to continue as a going concern and the amount of capital necessary for you to commence operations. In this regard, we note the following statements:

- We require a minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. (Page 5)

- We will require full funding to implement our complete business plan. (Page 12)

- However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000 the net proceeds of $35,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses. (Page 17)

- The amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a public company. (Page 20)

Please revise your disclosure to reconcile such statements and differentiate between the amounts of capital that you will require to continue as a going concern, to commence operations, and to implement your complete business plan. In this regard, we note that your references to "full funding" and "the amount of the offering" imply that you need the full $90,000 from the offering to implement your complete business plan and to operate for at least one year.

Cover Page of the Registration Statement

3. Please explain your reference to Rule 457(f)(2) in the paragraph below the "Calculation of Registration Fee" table or remove such reference. In this regard, we note that it does not appear that you are offering securities in exchange for other securities.

Prospectus Cover Page

4. Please include your anticipated net proceeds from the offering on a per share and aggregate basis. See Item 501(b)(3) of Regulation S-K.

5. It appears that your sole officer and director is *Ms.* Belykh yet the first sentence of the third paragraph refers to sales by your President, "with no commission or other renumeration payable to *him* for any shares *he* may sell." Please revise.

6. We note your disclosure that bankruptcy proceedings may "preclude or delay the return of money to [investors]." Please disclose the circumstances in which you plan to return subscriptions to investors and state clearly that there is no assurance that you

will have the ability to return such funds. Alternatively, if true, revise your disclosure to state that any funds received as a part of this offering will be immediately deposited into your bank account and that if you fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund.

Prospectus Summary, page 5

Benaco, Inc., page 5

7. We note that you require minimum funding of approximately $30,000 to conduct operations over the next year. If true, please state that if you are unable to obtain this level of financing, your business may fail.

The Offering, page 5

8. Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

9. Please reconcile your disclosure under this heading regarding the duration of the offering with the disclosure in the third paragraph of your prospectus cover page and under the heading "Offering Period and Expiration Date" on page 15.

Risk Factors, page 6

Without the funding from this offering …, page 7

10. Please provide additional disclosure regarding how you plan to seek financing for your business plan. In this regard, we note your statement in this risk factor that you need the proceeds from this offering "to commence activities that will allow [you] to begin seeking financing of [your] business plan."

We are solely dependent upon the funds to be raised in this offering …, page 7

11. In this risk factor, please disclose the amount of capital that you must raise to continue as a going concern and the amount of capital that you will need to commence operations.

All our products will be purchased from one supplier …, page 8

12. You state that you purchase all of your products from Hascrone S.R.O. In an appropriate place in your filing please disclose the products you have purchased to

date. If you have yet to purchase any products from your supplier, please revise to state that you intend to purchase all of your products from this supplier.

Because we will distribute our products from overseas …, page 9

13. We note that you will import your products from the Czech Republic. Please explain this statement in light of the fact that your office and your sole supplier are both located in the Czech Republic.

We arbitrarily determined the price of the shares of our common stock …, page 10

14. Within this risk factor and throughout your filing, please state clearly that to be quoted on the OTCBB a market maker must file an application on your behalf to make a market for your common stock. Also state whether you have engaged a market maker to file such an application, that there is no guarantee that a market marker will file an application on your behalf, and that even if an application is filed, there is no guarantee that you will be accepted for quotation. Also revise your disclosure here, and throughout your registration statement, to state that your stock may become quoted, rather than traded, on the OTCBB.

Use of Proceeds, page 12

15. In accordance with Instruction 1 to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. Please also include language clarifying that:

- the offering is on a "best-efforts" basis;

- the offering scenarios presented are for illustrative purposes only; and

- the actual amount of proceeds, if any, may differ.

16. We note that Ms. Belykh has verbally agreed to loan the company funds to complete the registration process. Please revise your disclosure to state whether you will use proceeds from this offering to repay Ms. Belykh for any funds advanced for the purpose of completing the registration process.

Plan of Distribution; Terms of the Offering, page 15

17. In this section, please discuss or reference the "penny stock" restrictions on your shares, as you have in your Risk Factors section on page 11.

Offering Period and Expiration Date, page 15

18. Please revise your disclosure to discuss the factors that you will consider in
    determining whether it is in the best interest of your Company to terminate the
    offering. Also include these terms in the "Prospectus Cover Page" and "Prospectus
    Summary" sections of the filing.

Procedures for Subscribing, page 16

19. Please briefly describe the manner in which subscribers of your shares will receive
    such shares.

Management's Discussion and Analysis or Plan of Operation, page 16

20. Reference is made to your discussion of your informal agreement with your President
    to advance funds in the second paragraph on page 16 and the first paragraph on page
    17. Please clarify and consistently disclose the nature of the costs that your President
    has informally agreed to advance funds for and identify whether there is a maximum
    amount of funds that your President has agreed to advance.

Plan of Operation, page 17

21. Please clarify when you plan to generate revenues and discuss how you plan to pay
    for products to be sold in your plan of operation discussion.

22. We note that the estimated costs set forth under this heading appear to correlate to
    your use of net proceeds assuming only one third of the shares are sold. Please revise
    to clarify under this heading how your plan of operations and associated costs would
    change in the event you sell two-thirds of the shares offered and all of the shares
    offered.

Develop our website, page 18

23. Please revise your disclosure here and throughout the filing to state clearly, if true,
    that you have not yet identified or registered any domain names for your website.
    Please also make any applicable revisions to the "Website Marketing Strategy"
    section on page 23.

Commence marketing campaign, page 18

24. Please disclose how you plan to develop and maintain a database of potential
    customers and to explain how you intend to reward customers that have referred new
    clients to you. Please make any applicable revisions to the "Potential Customers" and
    "Marketing our Products" sections on pages 22 and 23 respectively.

Business, page 20

General, page 20

25. Please identify whether you plan to target any particular portion of the North American market. If not, please state this fact.

Competition, page 22

26. Please disclose the way(s) in which you seek to compete in the Bohemian crystal chandelier market. See Item 101(h)(4)(iv) of Regulation S-K.

Marketing Our Products, page 23

27. Under this heading and the heading "Potential Customers" on page 22, you indicate that Ms. Belykh will market your products. Please expand your disclosure to discuss with more specificity how you intend to market your products and locate customers.

Agreement with our supplier, page 23

28. Please revise your disclosure to clarify whether Hascrone S.R.O will manufacture and supply you with Bohemian Chandeliers or whether they will only supply you with these products. In this regard, we note your statement on page 22 that "[your] supplier agreed to supply [you] with many kinds of Bohemian crystal chandeliers from different manufacturers" as well as your statement in the following sentence that "[your] supplier agreed to take special orders to manufacture chandeliers according to a customers' design." Please clarify whether your supplier has the capacity to manufacture these chandeliers. Also state whether your supplier will mail chandeliers to you and you will ship chandeliers to your customers or whether you will transmit any orders received to your supplier for shipment. If your supplier will ship the chandeliers to you, disclose who will pay any associated shipping costs.

29. Please revise your disclosure to provide additional detail regarding the circumstances in which Hascrone S.R.O. is entitled adjust product prices. Include within your disclosure what constitutes a "reasonable adjustment" and whether there are any limitations on your supplier's ability to make these adjustments. Also disclose whether you anticipate passing these costs onto your customers or whether you expect to absorb any price adjustments. In this regard, we note the risk factor on page nine that price competition could negatively affect your gross margins.

Employees; Identification of Certain Significant Employees, page 24

30. Please revise your disclosure to describe the circumstances that would cause you to hire additional employees. In this regard, we note your disclosure on page 22 under

the heading "Potential Customers" that if you sell more than two-thirds of the shares in this offering, you plan to hire a sales representative.

Governmental Regulation, page 24

31. Please revise your disclosure to discuss the effect of any existing or probable governmental regulations on your business, including any applicable export or import regulations or controls imposed by the Czech Republic or any of the North American countries in which you plan to ship Bohemian chandeliers. See Item 101(h)(4)(ix) of Regulation S-K.

Officers and Directors, page 25

32. Please briefly describe the responsibilities undertaken by Ms. Belykh in connection with Variant S.R.O. and disclose the specific experiences and skills that led to the conclusion that Ms. Belykh should serve as a director of your company. See Item 401(e) of Regulation S-K.

33. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event.

Description of Securities, page 28

Common stock, page 28

34. Please remove your statements in the final paragraph under this heading that your shares, when issued, will be fully paid for and non-assessable, as only counsel can provide such a conclusion. Note that we would not object if you state that you will have counsel provide such an opinion and make an appropriate cross reference to such an opinion.

35. Please include in this section any provision(s) in your bylaws specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

Anti-takeover provisions, page 29

36. Please confirm your statement that you will not sell any shares to Nevada residents and state this fact prominently throughout your disclosure. Also disclose any similar restrictions and explain how you will implement such restrictions. Also explain to us the relevance of the number of Nevada security holders on any anti-takeover provisions applicable to you.

Certain Transactions, page 29

> 37. Please revise your disclosure under this heading to identify Ms. Belykh as a promoter of your company. See Item 404(c)(1)(i) of Regulation S-K.

Financial Statements

Statement of Operation, page F-3

> 38. Basic and diluted loss per common share appear to compute to ($0.01) rather than ($0.00). Please revise or explain why your computation is correct.

Notes to Financial Statements, page F-6

Note 3 – Summary of Significant Accounting Policies, page F-6

Stock-Based Compensation, page F-7

> 39. It does not appear that you have a stock-based compensation plan. If you do, please advise. Otherwise, please tell us your consideration of disclosing that you currently do not have a stock-based compensation plan or not including significant accounting policy disclosure for stock-based compensation.

Item 16. Exhibits, page 41

> 40. Please file a form of the subscription agreement that you will use in this offering as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: David M. Loev
The Loev Law Firm, PC